UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

Explanatory Note

On April 30, 2025, Avino Silver & Gold Mines Ltd. (the “Company”) filed a Notice of Meeting and Information Circular (“Notice and Information Circular”) and Form of Proxy in connection with its 2025 Annual General and Special Meeting of Shareholders to be held on May 27, 2025 on SEDAR+. The Notice and Information Circular and Form of Proxy are filed as exhibits to this Report on Form 6-K.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration Statement File number 333-270315) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document
99.1	Notice and Information Circular
99.2	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: April 30, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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